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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               ICHOR CORPORATION
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                                (Name of Issuer)

                         Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                  693286 10 6
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                                 (CUSIP Number)

                                John M. Musacchio
                                ICHOR Corporation
                        50 - 52 Av du Chanoine Cartellier
                             69230 Saint-Genis Laval
                                     France

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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 28, 2001
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            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




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CUSIP No.   693286 10 6
          ---------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

         Ernest Lubke
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2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [   ]

3)  SEC Use Only
                  --------------------------------------------------------

4)  Source of Funds    OO
                     -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6)  Citizenship or Place of Organization    Swiss
                                          --------------------------------

    Number of                (7)  Sole Voting Power    1,249,871
    Shares Bene-                                     ---------------------
    ficially                 (8)  Shared Voting Power    9,124,482
    Owned by                                            ------------------
    Each Reporting           (9)  Sole Dispositive Power     1,249,871
    Person                                                ----------------
    With                     (10) Shared Dispositive Power    9,124,482
                                                            --------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person

      10,374,353
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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    ----------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)    22.5%
                                                        ------------------

14) Type of Reporting Person    IN
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This Schedule 13D is filed to report a change in the beneficial ownership of securities of ICHOR Corporation ("ICHOR").

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the shares of common stock (the "Common Stock") with a $0.01 par value each of ICHOR, a Delaware corporation, having an office address at 50 - 52 Av du Chanoine Cartellier, 69230 Saint-Genis Laval, France.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is filed on behalf of Ernest Lubke ("Mr. Lubke"), a Swiss citizen with an address at Route du Muids, CH - 1273, Arzier, Switzerland. Mr. Lubke is the managing director of Aralis Participations S.A., a Swiss holding Company.

During the past five years, Mr. Lubke has not been convicted in any criminal proceeding.

During the past five years, Mr. Lubke has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Lubke acquired his shares of Common Stock as a result of a stock exchange (the "Stock Exchange") that became effective on March 28, 2001 pursuant to two separate Share Exchange Agreements (the "Share Exchange Agreements"), both dated December 13, 2000, among ICHOR and the shareholders of Hippocampe S.A. ("Hippocampe"), which included Mr. Lubke. Pursuant to the Share Exchange Agreements, ICHOR acquired approximately 99.9% of the outstanding shares of Hippocampe in consideration of an aggregate of approximately 33,311,398 Common Shares, representing approximately 72% of the currently issued and outstanding shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Lubke acquired the Common Stock for investment purposes. Mr. Lubke reserves the right to make additional purchases of shares of Common Stock on the open market, in private transactions and from treasury. Except as otherwise disclosed, Mr. Lubke does not have any present intention or understandings to effect any of the transactions listed in Item 4(a)-(j) of Regulation 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Mr. Lubke directly beneficially owns 1,249,871 shares of Common Stock over which he has sole voting power. In addition, Mr. Lubke is the managing director, and owns 32.3% of the outstanding voting shares, of Aralis Participations S.A., which is the holder of record of 9,124,482 shares of Common Stock. As a result, Mr. Lubke may be deemed to have or share voting and/or investment power over the Common Shares owned by Aralis Participations S.A. These securities represent in aggregate approximately 22.5% of the outstanding common stock of ICHOR on a diluted basis, after giving effect to the exchange of certain exchangeable preferred shares of 6543 Luxembourg S.A., a wholly-owned subsidiary of ICHOR, into shares of common stock of ICHOR.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None



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                                  SIGNATURE
                                  ---------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             July 6, 2001
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                                                 (Date)


                                     /s/ Ernest Lubke
                                    -------------------------------
                                    Name: Ernest Lubke